LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

Admitted in California

December 27, 2005

Via Edgar and Overnight Courier

Mail Stop 0511

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   ___Mr. Russell Mancuso - Branch Chief

RE:

Olympic Weddings International Inc.

Registration Statement on Form SB-2/ Amendment No. 2

File Number: 333-128614

Dear Mr. Mancuso:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 2 to Olympic Wedding International Inc.’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Olympic Weddings’ Form SB-2/A filing, each followed by Olympic’s responses thereto.

Certain Relationships and Related Party Transactions, page 22

Comment

1. We note your response to our prior comment 9 from our comment letter dated October 18, 2005. It does not appear that you have revised the date of the issuance of the stock to Mr. Sheppard in your filing from 2005 as you have suggested in your response. Please revise or advise.

Response:

We have made the revision in this Amendment No. 2 by changing the year from 2005 to 2004.

Other Expenses, page 22

Comment

2. We note your response to our prior comment 11 that you anticipate that most of the sales will be to residents of British Columbia, Canada. Please address how you intend to comply with the laws of the states where your securities will be offered. Please explain how you will address resale of your securities in states where you will not be registering your securities.

Response:

At the present time, Olympic Wedding’s management expects to conduct this registered offering in Canada. In the event that they are unable to sell all of the registered shares in Canada, it will then consider selling the offering in the United States. It is not possible at this time to identify the states in which the offering in that case would be conducted because management has not yet had such detailed consideration.

Therefore, Olympic Wedding presently does not expect to make any sales of the registered shares in the United States and therefore no compliance with the laws of any states will be required. In the event the offering is conducted in any states, Olympic Weddings intends to register the offering in the applicable states by coordination (as would be the case in the State of California) or other appropriate means.

Olympic Wedding is a Nevada corporation and therefore is subject to the laws and regulations of Section 5 of the Securities Act of 1933 and as has elected to do this offering as a registered offering. It also intends to have an application filed on its behalf for approval for trading of its common stock on the OTC/BB. If failure to conduct a registered offering in one or more jurisdictions in the U.S. would create a problem with regards to the resale of those securities in the U.S., then any offering that does is not register with most or all states in the U.S. would create the same problem.

Nevertheless, we have added a risk factor that since Olympic does not anticipate to register the offering in any state in the U.S., if it is unable to have its common stock approved for quotation on the OTC/BB, investors may to comply with state securities laws in order to re-sell the shares.

Undertaking, page 27

Comment

3. Please update this section to include the required undertakings as revised effective December 1, 2005.

Response:

We have added updated this section as noted by this comment.

Signatures, page 28

Comment

4. We note your revisions in response to comment 12. However, your Signatures must include both sections required by Form SB-2. The individuals signing in their capacities as required by Form SB-2’s “Instructions for signatures” must sign under the second paragraph required on the Signature page.

Response:

We have corrected the signature blocks on the signature page as noted by this comment.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.